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                                                                    Exhibit 99.6

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION

                      SHARES OF THE COMPANY'S COMMON STOCK

                    OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO
                      HOLDERS OF RECORD OF COMMON STOCK OF
           BLUE RIDGE REAL ESTATE COMPANY AND BIG BOULDER CORPORATION

                            ___________________, 2005

Dear Shareholder:

      This letter is being distributed by Blue Ridge Real Estate Company and Big Boulder Corporation, Pennsylvania corporations (collectively, the "Company"), to all holders of record of shares of the Company's common stock at the close of business on March 23, 2005 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of the Company's common stock. The Rights are described in detail in the Company's Prospectus dated ________, 2005 (the "Prospectus") which is attached.

      In the Rights Offering, the Company is offering shares of the Company's common stock as described in the Prospectus.

      The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on May 9, 2005, unless extended in the sole discretion of the Company (as it may be extended, the "Expiration Time"). The Company may terminate the Rights Offering at any time prior to the Expiration Time for any reason.

      As described in the accompanying Prospectus, record holders of the Company's common stock will receive one Right for every 4.798 shares of the Company's common stock held on the Record Date. Each Right will entitle you to subscribe for one share of the Company's common stock (the "Basic Subscription Privilege") at a subscription price of $38.00 per share, payable in cash (the "Subscription Price").

      In addition, each holder of Rights who exercises his or her Basic Subscription Privilege in full will be eligible to subscribe (the
"Over-Subscription Privilege") at the same cash price of $38.00 per share for shares of the Company's common stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Privilege (the "Excess Shares"), subject to availability and pro ration as described below.

      The Over-Subscription Privilege gives a holder of Rights the opportunity to purchase additional shares in the event that other shareholders do not exercise all of their Basic Subscription Privileges in full. The Over-Subscription Privilege entitles each Rights holder to subscribe for additional shares at a Subscription Price of $38.00 per share, not to exceed the number of shares available for purchase by the Rights holder under the Basic Subscription Privilege, subject to proration. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the ratio that the

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                                                                    Exhibit 99.6

number of available shares bears to the total number of shares that are the subject of over-subscription requests.

      The Over-Subscription Privilege will only be available to a holder of Rights if (1) other Company shareholders do not fully exercise their Basic Subscription Privileges and (2) the holder of Rights exercises his or her rights pursuant to the Basic Subscription Privilege. Although each holder of Rights is guaranteed the right, pursuant to his or her Basic Subscription Privilege, to purchase that number of shares equal to the number of Rights received in the offering, the holder may not be able to purchase any of the shares that he or she seeks to purchase pursuant to the Over-Subscription Privilege. The actual number of shares available for purchase pursuant to each Rights holder's Over-Subscription Privilege will depend upon whether the holder fully exercises his or her Basic Subscription Privilege and the number of shares purchased by the other Record Holders pursuant to their Basic Subscription Privileges, but in no event will that number exceed the number of shares available to each Record Holder for purchase under his or her Basic Subscription Privilege. See "The Rights Offering -- Over-Subscription Privilege."

      As soon as practicable after May 9, 2005, HSBC Bank USA, National Association, acting as our "Subscription Agent," will determine the number of shares that you may purchase pursuant to the over-subscription privilege. You will receive a certificate representing the shares of the Company's common stock you have purchased as soon as practicable thereafter. Subject to state securities laws and regulations, the Company has the discretion to delay allocation and distribution of any and all shares to shareholders who are affected by such regulations and elect to participate in the rights offering, including shares that the Company issues with respect to your Basic or Over-Subscription Privilege, in order to comply with state securities laws. If you request and pay for more shares than are allocated to you, that overpayment will be held by the Subscription Agent pending the completion of this rights offering and will be refunded to you, without interest, promptly thereafter.

      The Rights will be evidenced by non-transferable Rights certificates (the "Rights Subscription Certificates") and will be null and void and cease to have value at or after the Expiration Time.

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                                                                    Exhibit 99.6

Enclosed are copies of the following documents:

   1. Prospectus;

   2. Rights Subscription Certificate;

   3. Instructions for Use of Blue Ridge and Big Boulder Rights Subscription Certificates (including a Notice of Guaranteed Delivery for Rights Subscription Certificates Issued by Blue Ridge Real Estate Company and Big Boulder Corporation.); and

   4. A return envelope addressed to HSBC Bank USA, National Association, the Subscription Agent.

      Your prompt action is requested. To exercise the Rights, you should properly complete and sign the Rights Subscription Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Subscription Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

A RIGHTS HOLDER CANNOT REVOKE THE EXERCISE OF ITS RIGHTS. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION TIME WILL EXPIRE.

      Additional copies of the enclosed materials may be obtained from HSBC Bank USA, National Association, our Subscription Agent, by calling (800) 662-9844.

                                              Very truly yours,

                                              Blue Ridge Real Estate Company
                                              Big Boulder Corporation